                          Filed by: MKS Instruments, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                          Subject Company: Applied Science and Technology, Inc. Exchange Act File No. 0-22646


                              MKS Instruments, Inc.

                              Around the Process...

                               Around the World...


                                                                      Slide #  1

Safe Harbor Passage

This presentation may contain forward-looking statements that are made under the safe harbor provisions of the Securities Litigation Reform Act of 1995. Such statements are estimates which involve risks and uncertainties. Actual results may vary significantly from those stated in forward-looking statements. Further information regarding risks factors can be found in the Company's filings with the Securities and Exchange Commission.


                                                                      Slide #  2

Company Highlights

- Largest supplier of gas process control instruments to semiconductor OEMs and Fabs

- High-value, integrated product offerings for diverse markets

- World-class global infrastructure

- Strong financial results

- 30 years of consecutive profitability




                                                                   Slide #  3

Strong Progress as a Newly Public Company

- Grew 34% in 1999, compared to 19% for the semiconductor capital equipment industry

-    Increasing revenues and earnings for 8 quarters

-    Significant new products launched

-    Completed four acquisitions:

     -    Compact Instruments
     -    Telvac
     -    Spectra International
     -    D.I.P. Inc.

-    Announced acquisition of ASTeX

-    Enhanced already strong management team


                                                                      Slide #  4

The MKS Growth Opportunity

[Diagram showing MKS growth opportunities through

     -    Secular market growth
     -    Market share gains
     -    New product development & acquisition

and a total market of approximately ~$5.5B]

[Graphical display of semiconductor capital equipment growth, as shown more fully in slide # 7]

[Diagram of process chamber, as shown more fully in slide # 11]


                                                                      Slide #  5

Accelerating Industry Momentum

                     Semiconductor Capital Equipment Growth

[Graphical display of semiconductor capital equipment growth from $5b in 1991 to an estimated $40b in 2002]

CAGR = 33%

Source:  Dataquest 07/00


                                                                      Slide #  6

Complexity Drives Growth

-    Sub 0.18um device geometry
     -    Advanced Etch/CVD/PVD/Implant/Thermal

-    New Materials for VLSI interconnects
     -    Copper, Barriers, Low-k/High-k Dielectrics

-    Higher Productivity
     -    300mm, Enhanced Yield, Throughput, Uptime

-    Increased Automation
     -    Process Monitoring, Digital Control

[Photo of semiconductor processor chip omitted]


                                                                      Slide #  7

Supply Chain Evolution

[Diagram showing Non-Core Technology migrating from Fab to OEM to MKS]

-    Technology Roadmap Driven
-    Preferred Supplier


                                                                      Slide #  8

Critical Process Technologies

[First part of diagram shows the following processes:

         RTP
         Etch
         Epi
         Ion Implant
         SEM
         Diffusion
         Vacuum Processes
         Strip
         PVD
         CVD
         Clean

"virtually every chip in the world is made with MKS' products"]

[Second part of diagram shows applications, other than semiconductor, which are made using the same process, specifically

         Flat Panel Displays
         Micro-Machined Devices
         Magnetic/Optical Storage Media
         MRI
         Freeze Dried Pharmaceuticals
         LEDs
         Optical Filters & Fibers
         Sterilized Medical Instruments
         Solar Cells
         Lasers]

[Third part of diagram shows the growing markets that use these products, specifically

         Telecommunications
         Internet Infrastructure
         Consumer Electronics
         Pharmaceutical & Medical
         PCs
         Automotive Electronics]


                                                                      Slide #  9

Other Thin Film Process Markets

The explosion of communications and mobile devices is driving other rapidly growing thin film markets

-    FPD Monitor Shipments

[Graphical display of an estimated 40m units shipped in 2000 to an estimated 140m units shipped in 2005]

Source:  Display Search 07/00

-    Hard Disk Drive Shipments

[Graphical display of 150m units shipped in 1998 to an estimated 400m units shipped in 2004]

Source:  Dataquest 07/00

-    Single Mode Fiber Productions

[Graphical display of 55m Fiber-km produced in 1999 to an estimated 244m Fiber-km in 2004]

Source:  KMI 06/00


                                                                     Slide #  10

MKS Core Products
Around the Process

[Diagram of process chamber including the following MKS products:

     Mass-Flo(R) Gas Panel Instruments
     Gas Box Instruments
     specialty gases flowing through Mass-Flo(R)Gas Panel Instruments Materials Delivery System
     Process Monitor
     Baratron(R)Pressure Measurement
     Control Valve
     Shut-off Valve
     Adaptive Controller
     HPS(R)Vacuum Components/Subsystems]

[Diagram of process chamber described above, adding on each of the ASTeX products:

     Ozone Generator
     Reactive Gas Generators
     Power Generators]

[Diagram of process chamber described above, adding on

     Digital Control Network]


                                                                     Slide #  11

Comprehensive Product Offerings

[Photos of product from the following product groups omitted]

-    Pressure Measurement and Control Products
-    Materials & Analysis Products
-    Vacuum Products

-    D.I.P. Products

-    ASTeX Products

Integrated Subsystems


                                                                     Slide #  12

Integrated Products
Around the Process

[Diagram of process chamber including the following process:

Wafer Backside Cooling Subsystem
         Flow Control
         Baratron(R) Pressure Measurement
         Adaptive Controller

Photo of product omitted]

[Diagram of process chamber described above, changing to the following process:

Digital Pressure Control Subsystem
         Control Valve
         Baratron(R) Pressure Measurement
         Adaptive Controller
         Digital Control Network

Photo of product omitted]

[Diagram of process chamber described above, changing to the following process:

TEOS Effluent Management Subsystem
         Flow Control
         Baratron(R)Pressure Measurement
         Adaptive Controller
         Control Valve
         Shut-Off Valve
         HPS(TM)Vacuum Components/Subsystems

Photo of product omitted]

[Diagram of process chamber described above, changing to the following process:

Integrated Plasma Source Subsystem
         Digital Control Network
         Materials Delivery System
         Reactive Gas Generators

Photo of product omitted]


                                                                     Slide #  13

Customer & Market Diversity
4,000+ Active Customers Worldwide

           Semiconductor Capital Equipment                                   Semiconductor Manufacturers
           -------------------------------                                   ---------------------------
[ ]      Applied Materials    [ ]      Lam Research    [ ]      AMD       [ ]      Mitsubishi     [ ]      ST Microelectronics
[ ]      ASM                  [ ]      Novellus        [ ]      Fujitsu   [ ]      Motorola       [ ]      Siemens
[ ]      Axcelis              [ ]      Semitool        [ ]      Hitachi   [ ]      National Semi  [ ]      TI
[ ]      Gasonics             [ ]      Silicon Valley  [ ]      Hyundai   [ ]      NEC            [ ]      Toshiba
[ ]      Genus                         Group           [ ]      IBM       [ ]      Philips        [ ]      TSMC
[ ]      Hitachi              [ ]      Tokyo Electron  [ ]      Intel     [ ]      Samsung        [ ]      UMC
                              [ ]      ULVAC           [ ]      Micron
                              [ ]      Varian

                                                           Specialty
                Data Storage and FPD                     Gas Suppliers                  Diverse Vacuum Processes
                --------------------                     -------------                  ------------------------
[ ]      AKT                  [ ]      NEC             [ ]      Air Liquide   [ ]      Abbott Labs [ ]      GE
[ ]      Alcatel              [ ]      Plasma Therm    [ ]      Air Products  [ ]      Delco       [ ]      Johnson & Johnson
[ ]      Anelva               [ ]      Seagate         [ ]      BOC           [ ]      Ford        [ ]      OSRAM
[ ]      CVC                  [ ]      Sharp           [ ]      Kinetics                           [ ]      Westinghouse
[ ]      Komag                [ ]      Toshiba         [ ]      Nippon Sanso
[ ]      Lucent               [ ]      Veeco           [ ]      Praxair


                                                                     Slide #  14

Market Leader

[Graphical display showing percentage of competitor responses of awareness and preference]

[Pie chart showing total available market, served market and MKS and ASTeX shares of served market]

     Served Market ~$750M (1999)
     MKS ~25%

     Served Market ~$1450M (1999)
     [Pie chart indicates MKS and ASTeX portion of market]

     Total Market Around the Process
     ~$3.5bn (1999)
     ~$5.5bn (2000) est.
     [Pie chart indicates MKS and ASTeX portion of market]

Source: Semiconductor International / Cahners Publication, AVEM, SEMI, Company Estimates


                                                                     Slide #  15

Unique Competitive Position

------------------- ------------ ------------ ------------- -------------- ------------- --------------- --------------
                                                                Vacuum        Vacuum          Sub-          Digital
                      Pressure      Flow        Monitor          Comp          Gauge         systems        Network
------------------- ------------ ------------ ------------- -------------- ------------- --------------- --------------
MKS                      X            X            X              X             X              X               X
------------------- ------------ ------------ ------------- -------------- ------------- --------------- --------------
Aera                                  X                                                        X
------------------- ------------ ------------ ------------- -------------- ------------- --------------- --------------
Edwards                                                           X             X
------------------- ------------ ------------ ------------- -------------- ------------- --------------- --------------
Helix                                                                           X                              X
------------------- ------------ ------------ ------------- -------------- ------------- --------------- --------------
Inficon                  X                         X              X             X
------------------- ------------ ------------ ------------- -------------- ------------- --------------- --------------
MDC                                                               X
------------------- ------------ ------------ ------------- -------------- ------------- --------------- --------------
Millipore                X            X
------------------- ------------ ------------ ------------- -------------- ------------- --------------- --------------
Nor-Cal                                                           X
------------------- ------------ ------------ ------------- -------------- ------------- --------------- --------------
STEC                                  X
------------------- ------------ ------------ ------------- -------------- ------------- --------------- --------------
Unit                                  X
------------------- ------------ ------------ ------------- -------------- ------------- --------------- --------------
Varian                                                            X             X
------------------- ------------ ------------ ------------- -------------- ------------- --------------- --------------


------------------- ---------- -------------- ------------- -------------- ------------- ------------- ----------------
                                                   RF            DC             uW         Reactive          Sys.
                      Ozone      Liquozone        Power         Power          Power         Gas         Integration
------------------- ---------- -------------- ------------- -------------- ------------- ------------- ----------------
ASTeX                   X            X             X              X             X             X               X
------------------- ---------- -------------- ------------- -------------- ------------- ------------- ----------------
Aera
------------------- ---------- -------------- ------------- -------------- ------------- ------------- ----------------
Edwards
------------------- ---------- -------------- ------------- -------------- ------------- ------------- ----------------
Helix
------------------- ---------- -------------- ------------- -------------- ------------- ------------- ----------------
Inficon
------------------- ---------- -------------- ------------- -------------- ------------- ------------- ----------------
MDC
------------------- ---------- -------------- ------------- -------------- ------------- ------------- ----------------
Millipore
------------------- ---------- -------------- ------------- -------------- ------------- ------------- ----------------
Nor-Cal
------------------- ---------- -------------- ------------- -------------- ------------- ------------- ----------------
STEC
------------------- ---------- -------------- ------------- -------------- ------------- ------------- ----------------
Unit
------------------- ---------- -------------- ------------- -------------- ------------- ------------- ----------------
Varian
------------------- ---------- -------------- ------------- -------------- ------------- ------------- ----------------
AE                                                 X              X                           X
------------------- ---------- -------------- ------------- -------------- ------------- ------------- ----------------
Analogic                                           X
------------------- ---------- -------------- ------------- -------------- ------------- ------------- ----------------
Daihen                                             X                            X
------------------- ---------- -------------- ------------- -------------- ------------- ------------- ----------------
Ebara                   X            X
------------------- ---------- -------------- ------------- -------------- ------------- ------------- ----------------
ENI                                                X              X
------------------- ---------- -------------- ------------- -------------- ------------- ------------- ----------------
Sumitomo                X            X
------------------- ---------- -------------- ------------- -------------- ------------- ------------- ----------------

Source:  Company estimates of market participants with share >5%.


                                                                     Slide #  16

Opportunities for Continued Consolidation

- MKS is the largest supplier of instruments, components & subsystems in a fragmented industry

-    Drive by OEMs & end users to reduce supplier base

-    Completed four acquisitions in 2000:

     - Compact Instruments: Provides advanced technology for process gas analysis
     - Telvac: Provides vacuum product technology & European manufacturing base
     - Spectra International: Provides additional strength in process monitoring
     -    D.I.P. Inc: Digital process control network products

-    Announced Acquisition of ASTeX


                                                                     Slide #  17

Established Global Infrastructure

 [Diagram of world showing locations of MKS facilities]

     -    9 Manufacturing Facilities
     -    22 Customer Support Centers
     -    Provides SG&A Leverage


                                                                     Slide #  18

MKS Management Team

Name                  Title                                                 MKS Years      Career Years
--------------------- -------------------------------------------------- ---------------- ---------------
John Bertucci         Chairman, CEO                                            30               35
Peter Younger         President, COO                                            1               25
Ronald Weigner        Vice President, CFO                                      20               32
John Sullivan         Executive VP, Technology                                 25               40
William Stewart       Corporate VP/GM, Vacuum Products                         13               30
Tom McNabb            Corporate VP/GM, Pressure Measurement/Control            <1               18
Robert Klimm          Corporate VP/GM, Materials Delivery/Analysis             <1               24
Leo Berlinghieri      Corporate VP, Customer Support Operations                19               24
Jerry Colella         Corporate VP, Business Operations                        17               23
Donald Smith          Corporate VP, Chief Technical Officer                    <1               13
Paul Blackborow       Corporate VP, Marketing                                   2               18
George Manning        Corporate VP, Human Resources                            19               26
--------------------- -------------------------------------------------- ---------------- ---------------
                      Total                                                    149             308


                                                                     Slide #  19

                               Financial Overview


                                                                     Slide #  20

Financial Highlights

-    30 years of consecutive profitability

-    Growing faster than the industry

     In 1999:

     -    19% growth in semiconductor equipment
     -    34% growth for MKS

-    Record profits in 1999

-    Global infrastructure in place with an employee base of ~1400

-    8 quarters of increased revenue and profit


                                                                     Slide #  21

Annual Revenue & Operating Income

[Graphical display of Revenues of $157m in 1995 to $285m LTM and Operating Income of $24.1m in 1995 to $64.4m LTM]

*Excluding amortization of intangibles


                                                                     Slide #  22

Increasing Quarterly Revenue & Net Income

[Graphical display of Revenue of $29m in Q3 '98 to $88m in Q3 '00 and Net Income of $0.1m in Q3'98 to $12.4m in Q3 `00]


                                                                     Slide #  23

Diversified Revenue Mix

[Pie chart showing Revenue by Industry as follows:

-    Spares & Upgrades - 14%
-    Semiconductor Equipment - 54%
-    Other Thin Film Processes - 10%
-    Pharm., Diverse, Vacuum - 22%]

[Pie chart showing Revenue by Region as follows:

-    Europe - 10%
-    US - 69%
-    Asia - 21%]

*Calendar Year 1999


                                                                     Slide #  24

Balance Sheet Highlights

         ($ Millions)                     Sept. 30, 2000
         ------------                     --------------
         Cash and Investments                 $ 59.7
         Total Debt                           $ 29.8
         Stockholders' Equity                 $183.9

         Days Sales Outstanding                 62
         Inventory Turnover                    4.3x


                                                                     Slide #  25

Target Business Model

                                     1999          Q3 2000        Target Model
                                     ----          -------        ------------
Sales                                100%            100%               100%
Gross Margin                          43%             46%             46-48%
R&D                                    7%              7%                 7%
SG&A                                  21%             16%             14-15%
Operating Income                      15%             23%             24-27%

*Excluding amortization of intangibles


                                                                     Slide #  26

ASTeX Transaction Summary

-    Exchange of 11M shares of MKS for 14.6M shares of ASTeX

-    Ownership
     -    70% of MKS Instruments
     -    30% ASTeX

-    Exchange Ratio
     -    0.7669 MKSI shares per ASTX common share

-    Pooling of interests

-    Expected Closing: December 2000


                                                                     Slide #  27

Key Financial Statistics
(LTM, Sept 30, 2000/$M)

                               MKS                 ASTeX              Combined
                               ---                 -----              --------
Revenue                       $285.2              $150.6               $435.8
EBIT                            62.1                23.2                 85.3
Pro Forma Net Income            40.3                14.7                 55.0
Shareholder's Equity           183.9               162.7                346.6

-    Accretive without synergies


                                                                     Slide #  28

Combined Capitalization
(Sept 30, 2000/$M)

                               MKS                 ASTeX              Combined
                               ---                 -----              --------
Debt                         $ 29.8               $  9.3               $ 39.1
Equity                        183.9                162.7                346.6
Cash & Investments             59.7                 87.9                147.6

Source:  Financials as of June 30, 2000


                                                                     Slide #  29

The MKS Growth Opportunity

[Diagram showing MKS growth opportunities through

     -    Secular market growth
     -    Market share gains
     -    New product development & acquisition

and a total market of approximately ~$5.5B]

[Graphical display of semiconductor capital equipment growth, as shown more fully in slide # 7]

[Diagram of process chamber, as shown more fully in slide # 11]


                                                                      Slide # 30

                              MKS Instruments, Inc.

                              Around the Process...

                               Around the World...

                                                                     Slide #  31

This document and other documents have or will be filed with the United States Securities and Exchange Commission in connection with the business combination transactions referenced in this presentation. You are advised to read this and other documents filed by us with the SEC, including the registration statement on form S-4 and the joint proxy statement/prospectus (when available), because they contain or will contain important information. When this and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from MKS by directing your request to Ronald C. Weigner, Vice President and Chief Financial Officer of MKS at (978) 975-2350.